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                              [Kahiki Letterhead]

March 30, 2006

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

RE: Kahiki Foods, Inc.
    Form 10-KSB for Fiscal Year Ended March 31, 2005
    Filed June 21, 2005
    File No. 333-113925

Dear Mr. Hiller:

Thank you for your March 14, 2006 letter of comments on two filings made by Kahiki Foods, Inc. ("Kahiki"). The comments related to Kahiki's 10-KSB for the fiscal year ended March 31, 2005, and to Kahiki's 10-QSB for the fiscal quarter ended December 31, 2005.

Ms. Fratianne, to whom you addressed your comments, submitted her resignation from Kahiki on November 30, 2005, effective in mid December. Kahiki filed an 8-K dated December 2, 2005 to announce her resignation. I was named Chief Financial Officer of Kahiki on January 30, 2006. Kahiki filed an 8-K the same date with that announcement.

This letter is in response to your comments. We have filed an amended 10-KSB for March 31, 2005, and an amended 10-QSB for December 31, 2005 to include the changes outlined herein. Our response below is keyed to the individual numbered comments in your letter.

FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2005:

Comment 1 - Management's Discussion and Analysis or Plan of Operation, Revenue Recognition, page 8: We have amended the wording on revenue recognition in management's discussion in the 10-KSB for March 31, 2005. We removed the original paragraph and replaced it with the following:

"We record revenue when rights and risk of ownership have passed to our customers, the price and terms are finalized, and collection of the resulting receivables is reasonably assured. This generally occurs when products are delivered to the customer. Customers do not have the right to return products unless the products are damaged. We sometimes offer promotions or co-operative advertising, and pay slotting fees to customers to obtain shelf space in retail locations. All such amounts are recorded as a decrease in sales in the period incurred."


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Comment 2 - Financial Statements, Audit Opinion:
Your comment indicated that the report of the prior auditors for the year ended March 31, 2004 was not included in the 10-KSB for March 31, 2005. We obtained the prior auditor's permission to include their report. The report is included in the 10-KSB/A.

Comment 3 - Financial Statements, Audit Opinion:
For the audit of March 31, 2005, the auditors have amended their report to include the reference to the Standards of the Public Company Accounting Oversight Board (United States). The revised report is included in the 10-KSB/A.

Comment 4 - Financial Statements, Balance Sheet, page F-2:
We have moved the negative cash balance on the March 31, 2005 balance sheet to accounts payable in current liabilities. The change is included in the balance sheet of the 10-KSB/A, and is also reflected in the statement of cash flows.

Comment 5 - Financial Statements, Note 5-Long Term Debt, page F-10:
We originally classified as "Current debt" a $150,000 note payable to a related party. This was not included in the Long-Term Debt footnote. We have modified the presentation on the March 31, 2004 balance sheet to show this note on the same line, "Related Party Note Payable" in current liabilities, as we did for this note at March 31, 2005. After this change, the detail in the Long-Term Debt footnote agrees with the amount shown as current debt on the 2004 balance sheet. The related party note payable was discussed in Note 12 Related Party Transactions in the original filing. We have included the changes in the 10-KSB/A balance sheet.

Other changes to the Form 10-KSB for March 31, 2005:
The changes outlined above in response to your comments one through five also required several other changes in the 10-KSB/A. Previously filed exhibit 14.1 was incorporated by reference to the original filing. We incorporated by reference to the original filing exhibits 31.1; 31.2; and 32. In the case of Exhibits 31.1; 31.2; and 32, both of the people who originally performed the evaluations are no longer with the company (one of them died) and we cannot otherwise get their current signatures. The current President (Principal Executive Officer) has not performed reviews of internal controls as of any date prior to his appointment as acting President (on July 26, 2005) and the current Chief Financial Officer has not performed reviews of internal controls as of any date prior to his appointment as CFO on January 30, 2006. We filed new consents from both accounting firms, exhibits 23.1 and 23.2. We filed as exhibit 10.9 a copy of the related party note payable identified above.

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FORM 10-QSB FOR FISCAL QUARTER ENDED DECEMBER 31, 2005:

Comment 6 - Controls and Procedures, page 18:
We deleted the original sentence beginning "Based upon that evaluation..." in the first paragraph of Controls and Procedures. In lieu thereof, we added the following sentence, which addresses your concerns:

"Based on that evaluation, our President and Acting CFO concluded that Kahiki Foods disclosure controls and procedures as of December 31, 2005 (the end of the period covered by this Report) have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by Kahiki Foods in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms."

We also deleted the second paragraph of the original submission as it was no longer necessary. The changes are included in the 10-QSB/A for December 31, 2005.

Comment 7 - Note 3-Insurance Proceeds, page 10:
Your comment requested expansion of the Liquidity and Capital Resources section of Management's Discussion to discuss how restricted cash has been reflected in the statement of cash flows. We have added the following commentary as a new first paragraph to the Liquidity and Capital Resources section of Management's Discussion in the 10-QSB/A:

"On July 22, 2005, Michael Tsao, Founder, Chairman of the Board of Directors, President and Chief Executive Officer of Kahiki died. Kahiki had maintained key man life insurance on Mr. Tsao. A total of $750,000 of the insurance had been pledged as collateral on certain loans. Kahiki received that amount of proceeds from the life insurance policies, plus interest, in the quarter ended September 30, 2005 (all of which has been treated as restricted deposits). Kahiki received an additional $500,000 of proceeds, plus interest, in the quarter ended December 31, 2005 (all of which were used in operations). All of the proceeds are included in other income in the accompanying unaudited financial statements. Kahiki deposited the $750,000 proceeds with a commercial bank acting as trustee on Kahiki's State Economic Development Revenue Bonds. Kahiki received a letter from the Ohio Department of Development ("ODOD") indicating that the deposit is being used to make payments to the State of Ohio on the ODOD loan to Kahiki for the next twelve months starting with the October 2005 payment. ODOD further indicated that the balance of the deposit will be maintained by the trustee as a reserve to be applied toward the final loan payments. The portion of this deposit representing payments due on the loan through September 30, 2006, $277,126, is included in "Restricted deposits - current portion" on the accompanying unaudited balance sheet. The remaining portion of the deposit, $391,040, is included in "Restricted deposits" in Other Assets on the accompanying unaudited balance sheet. On the accompanying unaudited statement of cash flows, both restricted deposits have been excluded from the total of "Net cash provided by (used in) operating activities" through an adjustment to "Other assets".


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Other changes to the 10-QSB for the quarter ended December 31, 2005:
The original 10-QSB had revenue recognition wording in management's discussion similar to the wording you requested us change on the 10-KSB. We modified the discussion in the same way as on the 10-KSB/A for March 31, 2005. We increased net sales and cost of sales by $123,000 for the three- and nine-month periods ended December 31, 2005 for invoiced freight discounts to a customer which were originally subtracted from reported net sales. The discounts are more properly shown as freight costs in cost of sales. This change resulted in minor changes in management's discussion for percents and for reported sales and margins. Sales and freight costs for prior periods had been reported properly.


* * * * *

We hereby acknowledge that:

* The company is responsible for the adequacy and accuracy of the disclosures in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Thank you again for your comments. Please call me with any questions. My direct dial number is 614.322.3189.

Sincerely,

/s/ Frederick A. Niebauer

Frederick A. Niebauer
Chief Financial Officer